FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation of a letter to the Buenos Aires Stock Exchange dated August 10, 2005, regarding the resignation of the acting director and designation of a new director.

2.	Press release dated August 10, 2005, entitled, “Telecom Argentina S.A. Announces Consolidated Six-Month Period (1H05”) and Second Quarter Results for Fiscal Year 2005 (“2Q05”).”

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, August 10, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:	Resignation of Acting Director and designation of new director

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that today Mr. Alberto Yamandú Messano has presented his resignation to the Board of the Company, due to his move to another country in order to assume new responsibilities in a company of the Telecom Italia Group.

The Board of Directors of Telecom Argentina, in the meeting held today, accepted the resignation of Mr. Messano, and in accordance to the dispositions of Art 258, second paragraph of the Corporate Law, has requested the Surveillance Committee the designation of an acting director as replacement of Mr Messano. The members of the Surveillance Committee have designated Mr. Jorge Alberto Firpo, who will take this responsibility until the next Shareholders Meeting.

Mr Firpo qualifies as an “non-independent” director, in accordance to the criteria of the Comisión Nacional de Valores.

The relevant part of Minutes of the Board Meeting Nº 186 and the Act of the Surveillance Committee have been incorporated in the item a.8) “Actas de Directorio” of the AIF.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

Item 2

FOR IMMEDIATE RELEASE

Market Cap: P$7,1 billion

(August 10, 2005)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED SIX-MONTH PERIOD (1H05”)

AND SECOND QUARTER RESULTS

FOR FISCAL YEAR 2005 (“2Q05”) *

MAJOR EVENTS AND DEVELOPMENTS

•	During 1H05 the following results were achieved:

•	Net Revenues increase by P$515 MM (+25% vs. 1H04) reaching P$2,585 MM mainly due to the expansion of the mobile business.

•	Operating Profit before depreciation and amortization slightly decreased when compare to that of 1H04 (-P$11 MM or 1% vs. 1H04) as a consequence of cost increases related to the expansion of the cellular business and the pressure evidenced in the operating cost structure of the Company, in an environment where the fixed-line regulated tariffs continue to be frozen.

•	Net Income of +P$458 MM (+ P$688 MM vs 1H04) was mainly as a consequence of positive financial results due to currency exchange differences.

•	Shareholders Equity as June 30, 2005 amounted to P$960 MM (+ P$22 MM or +2% vs. 1H04).

•	Net Financial Debt as of June 30, 2005 reached P$5,947 MM (- P$1,214 MM or -17% vs. 1H04).

•	The Ratio of Net Financial Debt to Operating Profit before Depreciation and Amortization for the last 12 months decreased to 2.9 (from 3.5 as of June 30, 2004), mainly due to the appreciation of the Argentine Peso against the Euro and the Dollar, since the Company’s debt is mainly denominated in these currencies, to the effect of the debt restructuring of Telecom Personal and Nucleo that took place during the last quarter of FY04, and to the cash flow generation of the Group.

	As of June 30
	2005	2004	Δ	Δ%
Consolidated net revenues (in MM P$)	2.585	2.070	515	25%
Fixed Telephony	1.391	1.311	80	6%
Cellular	1.187	753	434	58%
Directories edition	7	6	1	17%
Operating Profit before D&A (in MM P$)	972	983	(11)	-1%
Operating Profit (in MM P$)	223	132	91	69%
Net income/(Loss) (in MM P$)	458	(230)	688	-299%
Shareholder’s equity (in MM P$)	960	938	22	2%
Net financial debt (in MM P$)	5.947	7.161	(1.214)	-17%
CAPEX (in MM P$)	169	117	52	44%
Lines in service (Fixed lines -in thousands)	3.854	3.701	153	4%
Cellular customers (in thousands)	5.380	3.577	1.803	50%
Telecom Personal	4.813	3.101	1.712	55%
Núcleo (Paraguay)	567	476	91	19%
ADSL Total lines (in thousands)	159	94	65	69%
Arnet subscribers (in thousands)	252	216	36	17%
Dial-up and others	146	157	(11)	-7%
ADSL	106	59	47	80%
Fixed line traffic (in MM minutes, Internet Traffic not included)	8.145	7.981	164	2%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	2.502	1.659	843	51%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	0
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	35	34	1	3%

*	Non-financial data unaudited.

1	www.telecom.com.ar

Buenos Aires, August 10, 2005 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications groups, announced today consolidated net income of P$458 million for the six-month period ended June 30, 2005 (“1H05”) mainly due to positive financial results as a consequence of currency exchange differences. Comparatively, consolidated net loss for the six-month period ended June 30, 2004 (“1H04”) was P$230 million. Consolidated net income for the second quarter of fiscal year 2005 (“2Q05”) was P$179 million, Comparatively, consolidated net loss for the second quarter of fiscal year 2004 (“2Q04”) was P$354 million.

Earnings/loss per share and ADR for 1H05 amounted to P$0.47 and P$2.33, respectively. In comparison, (loss) per share and ADR for 1H04 were P$(0.23) and P$(1.17), respectively. Earnings per share and ADR for 2Q05 amounted to P$0.18 and P$0.91, respectively. In comparison, (loss) per share and ADR for 2Q04 were P$(0.36) and P$(1.80), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H05 represented 38%, 9% and 18% of net sales, respectively; compared with 47%, 6% and (11%), respectively, for 1H04. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 2Q05 represented 34%, 6% and 13% of net sales, respectively; compared with 46%, 6% and (34%), respectively, for 2Q04.

In a context of an increase in sales due to the strong expansion of the cellular business, the Operating Profit before Depreciation and Amortization for 1H05 has slightly decreased by 1%, reaching P$972 million. This decrease was a result of higher costs in the cellular telephony business mainly generated by greater agent commissions and subsidies in the sale of handsets.

Company Activities

Evolution of Consolidated Net Revenues

(1H05 vs. 1H04 comparison)

Consolidated net revenues for 1H05 totaled P$2,585 million, an increase of P$515 million, or 25%, compared with P$2,070 million for 1H04 mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$1 million to P$247 million during 1H05. Domestic long distance (DLD) revenues increased by P$8 million reaching P$220 million. Revenues in both services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. Traffic in Domestic Long Distance service increased by 9% while local traffic increased by 1%.

Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

2	www.telecom.com.ar

Monthly charges increased by P$20 million, or 6%, to P$331 million for 1H05, mainly due to the increase in customer lines. Customer lines as of June 30, 2005 increased by 4% to approximately 3,534,000 when compared to approximately 3,409,000 as of June 30, 2004 due to the constant demand of fixed-line services. Nevertheless, the current level of customer lines as well as the number of lines in service, is still below the level reached before the economic crisis in December 2001.

Revenues generated by interconnection services increased by P$20 million, or 20%, to P$118 million, mainly due to the increase in cellular traffic transported by the fixed line network.

Regarding international telephony activities, during 1H05 revenues reached P$110 million increasing by P$5 million or 5%, mainly due to higher incoming and outgoing traffic levels partially offset by a decrease in rates.

Internet and Data Transmission

Revenues generated by the data transmission and Internet business totaled P$224 million, representing an increase of P$26 million, or 13%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, the Company is experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of June 30, 2005 total lines in service with ADSL connections amounted to 159,000, an increase of 65,000, or 69%. The number of Arnet’s ADSL subscribers reached approximately 106,000, increasing by 80% while Internet dial-up customers reached approximately 146,000, decreasing 7%. Internet dial-up minutes represented 28% of total traffic measured in minutes transported over the fixed-line network.

3	www.telecom.com.ar

Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months, with a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Telecom Personal in Argentina reached approximately 4,813,000 at June 30, 2005, representing an increase of approximately 1,712,000 customers, or 55%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers that represent 37% of the total customer base.

The customer base as of June 30, 2005 amounted to approximately 3,324,000 prepaid subscribers, representing 69% of the total customer base, and approximately 1,489,000 post-paid subscribers, representing the remaining 31% (including clients of “Cuentas Claras” a mix prepaid/postpaid product). These percentages were 79% and 21%, respectively, as of June 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Telecom Personal to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Revenues of Telecom Personal in Argentina increased by P$420 million, or 63%, to P$1,090 million, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental value added services and to the increase in sales of handsets.

The average monthly revenue per customer increase to P$35 or 3% when compared with 1H04 in spite of the significant increase in the number of clients. Additionally, total cellular traffic increased by 51% when compared with 1H04.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$97 million in revenues during 1H05, which are consolidated into the mobile telephony business together with the revenues of Telecom Personal. Nucleo’s 1H05 revenues represented an increase of P$14 million, or 17%.

As of June 30, 2005, Núcleo had approximately 567,000 customers an increase of 91,000, or 19%. Nucleo’s postpaid subscribers increased by 22% reaching 107,000 clients, representing 19% of the customer base. Prepaid customers increased by 19% reaching 460,000, equivalent to 81% of the customer base.

4	www.telecom.com.ar

Directories

Publicom sales increased by P$ 1 million or 17% reaching P$ 7 million due to higher sales of advertising space and the acquisition of new customers. It is expected that the favorable evolution of the commercial campaigns will be reflected in the publication of the most important directories that are distributed during the second half of the year.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for 1H05 increased by P$424 million, or 22%, to P$2,362 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina. As an example of this, subscriber acquisition cost (including handset subsidies, agent commissions and advertising) increased by P$138 million or 157% reaching P$226 million.

Salaries and social security contributions increased by P$43 million, or 15%, to P$329 million primarily due to the increase in salaries granted to unionized and non-unionized employees and to the increase in headcount in the cellular telephony business. As of June 30, 2005, the headcount totaled 14,332, compared to 14,175 as of June 30, 2004. The increase in headcount is also related to the expansion of the cellular business.

Taxes reached $179 million, an increase of $38 million when compared with 1H04 due to the impact of sales tax and higher fees paid to the regulator, the latter, in the cellular telephony activity.

The allowance for doubtful accounts increased to P$15 million, equivalent to 0.6% of revenues. The level of allowances registered is significantly lower than the historical levels registered by the Group. The increase of P$13 million is mainly due to a lower level of recovery of past due receivables in the fixed telephony business and a slight increase of uncollectables in the cellular telephony business after the significant expansion of the customer base.

Sales commissions increased by P$66 million, or 87%, to P$142 million for 1H05, as a consequence of the commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by P$18 million or 45% to P$58 million in spite of the fact that Telecom Personal and Arnet continued with their promotions and media advertising campaigns.

The cost of cellular handsets increased by P$159 million reaching P$234 million mainly due to the increase in handset sales. As a consequence of the strong competition and the growth in the cellular business, handset subsidies have increased by P$78 million or 325%, reaching P$ 102 million.

TLRD (termination charges in third parties cellular networks) and roaming cost increased by P$90 million reaching P$171 million, due to the increase in traffic among cellular operators.

Depreciation of fixed and intangible assets decreased by P$102 million, or 12%, to P$749 million during 1H05 as a consequence of the end of the amortization period of certain assets in the fixed telephony business.

Taking into account the speed of the technological evolution of the telecommunication industry, Telecom Personal, with the assistance of an external consultant, has made a review of the periods of useful lives used for the depreciation period of fixed assets. As a consequence of this evaluation, the useful lives of certain assets have been changed and have been adjusted as from January 1st, 2005. Therefore, the depreciation charge for the six-month period ended June 30, 2005 was increased by P$15 million.

5	www.telecom.com.ar

Net Financial Results

The gain resulting from net financial results reached P$299 million for 1H05 as compared to a loss of P$298 million in 1H04. The difference can be largely attributed to the P$586 million registered as net currency exchange differences. The higher gain was a consequence of the effect of the appreciation of the Argentine Peso against the Euro and the Dollar on the net financial debt of the Company.

Other Expenses

Other expenses (net) decreased by P$5 million, or 9%, to P$50 million for the 1H05 mainly as a consequence of lower severance charges partially compensated by higher provisions for lawsuits and other contingencies.

Cash flow and Net Financial Debt (Face Value)

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$1,214 million, or 17%, to P$5,947 million for 1H05 compared with 1H04 (P$7,161 million), mainly as a consequence of the effect on the financial debt of the Company of the appreciation of the Argentine Peso against the Euro and the Dollar, the reduction of the debt due to the successful restructuring of Telecom Personal and Nucleo’s debts and the cash flow generation of the Company, partially offset by accrued interests.

Capital Expenditures

Of the total amount of P$169 million invested in fixed assets during 1H05, P$89 million, or 53%, corresponds to fixed-line telephony, data transmission and Internet, and P$80 million or 47% to the cellular business.

Additionally, during 1H05 the Company has invested P$86 million in materials (of which P$75 correspond to cellular telephony) that in a short period will be classified as investments in fixed assets.

Note: Materials and supplies not included

Other Matters

Debt restructuring process of Telecom Argentina – Homologation of the APE

On May 26, 2005, the Judge overseeing our debt restructuring process issued a resolution approving the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors. Such decision became final on June 10, 2005.

As ordered by the Argentine court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Argentine court had provided that non-consenting creditors that do not submit an election before the Argentine court within such timeframe would be allocated to Option A.

Moreover, Strandard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes that will be issued as consideration of the APE.

Universal Service Fund

On May 4, 2005, the Secretariat of Communication (“SC”) issued a resolution clarifying that the contribution to the Universal Service Fund is a contribution that has to be made by the operators and should not be charge in the invoices of the clients. Additionally, it orders to the National Commission of Telecommunications (“CNC”) to notify the companies that they should cease with this practice and reimburse their customers for the fees collected under such concept.

6	www.telecom.com.ar

On July 8, 2005, the CNC issued a resolution implementing the resolution of the SC, instructing the companies to stop billing their customers for Universal Service with these fees and to reimburse the fees collected plus interest in a 90 days period.

On August 9, 2005 Telecom Personal has filed an administrative recourse, and is waiting for the resolution of this step in order to analyze further actions in this matter.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On June 30, 2005, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Gastón Urbina

54-11-4968-6236

gurbina@ta.telecom.com.ar

Voice Mail: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

7	www.telecom.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the outcome of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the outcome of the court proceedings relating to the debt restructuring, the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

SIX MONTH PERIOD AND SECOND QUARTER- FISCAL YEAR 2005 .

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet	June-30 Dic-04
		2005	2004	Δ$	Δ%
	Cash, equivalents and investments	4,011	3,662	349	10%
	Trade receivables	600	612	(12)	-2%
	Other current assets	200	160	40	25%

	TOTAL CURRENT ASSETS	4,811	4,434	377	9%

	Fixed & Intangible assets	7,150	7,668	(518)	-7%
	Other non-current assets	255	230	25	11%

	TOTAL NON-CURRENT ASSETS	7,405	7,898	(493)	-6%

	TOTAL ASSETS	12,216	12,332	(116)	-1%

	Accounts payable	573	509	64	13%
	Loans	8,800	9,434	(634)	-7%
	Reserves	58	30	28	93%
	Other current liabilities	307	254	53	21%

	TOTAL CURRENT LIABILITIES	9,738	10,227	(489)	-5%

	Accounts payable	4	7	(3)	-43%
	Loans	1,127	1,219	(92)	-8%
	Reserves	234	214	20	9%
	Other non-current liabilities	93	109	(16)	-15%

	TOTAL NON-CURRENT LIABILITIES	1,458	1,549	(91)	-6%

	TOTAL LIABILITIES	11,196	11,776	(580)	-5%

	Minority Interest	34	30	4	13%
	Temporary differences from translation	26	24	2	8%
	Shareholders’ equity	960	502	458	91%

	TOTAL LIABILITIES AND EQUITY	12,216	12,332	(116)	-1%

2-	Consolidated Loans	June-30 Dic-04
		2005	2004	Δ$	Δ%
	Corporate Bonds	4,671	5,353	(682)	-13%
	Banks	1,148	1,177	(29)	-2%
	On purchase of fixed assets and inventories	1,387	1,475	(88)	-6%
	Accrued interest	1,381	1,259	122	10%
	Penalties or default interest	213	170	43	25%

	TOTAL CURRENT LOANS	8,800	9,434	(634)	-7%

	Banks	1,158	1,260	(102)	-8%
	Net Present Value	(31)	(41)	10	-24%

	TOTAL NON-CURRENT LOANS	1,127	1,219	(92)	-8%

	TOTAL LOANS	9,927	10,653	(726)	-7%

3-	Consolidated Income Statement Six -Month Comparison	June-30
		2005	2004	Δ$	Δ%
	Net revenues	2,585	2,070	515	25%
	Cost of services provided	(1,699)	(1,383)	(316)	23%

	GROSS PROFIT	886	687	199	29%

	Administrative expenses	(148)	(125)	(23)	18%
	Selling expenses	(515)	(430)	(85)	20%

	OPERATING (LOSS)/PROFIT	223	132	91	69%

	Equity income from related companies	7	-	7	-
	Net financial results	299	(298)	597
	Debt Restructuring Results	(15)	-	(15)	-
	Other incomes & expenses	(50)	(55)	5	-9%

	RESULTS FROM ORDINARY OPERATIONS	464	(221)	685

	Taxes on income	(3)	(8)	5	-63%
	Minority interest	(3)	(1)	(2)	200%

	NET (LOSS)/INCOME	458	(230)	688

	Operating (Loss)/Profit before D&A	972	983	(11)	-1%

	As a % of Net Revenues	38%	47%

	Consolidated Income Statement Three -Month Comparison
		June-30
		2005	2004	Δ$	Δ%
	Net revenues	1,348	1,053	295	28%
	Cost of services provided	(903)	(702)	(201)	29%

	GROSS PROFIT	445	351	94	27%

	Administrative expenses	(82)	(70)	(12)	17%
	Selling expenses	(282)	(214)	(68)	32%

	OPERATING (LOSS)/PROFIT	81	67	14	21%

	Net financial results	124	(393)	517	-132%
	Debt Restructuring Results	(7)	-	(7)	-
	Other incomes & expenses	(13)	(24)	11	-46%

	RESULTS FROM ORDINARY OPERATIONS	185	(350)	535

	Taxes on income	(4)	(4)	-	0%
	Minority interest	(2)	-	(2)	-

	NET (LOSS)/INCOME	179	(354)	533	-151%

	Operating (Loss)/Profit before D&A	464	489	(25)	-5%

	As a % of Net Revenues	34%	46%

4-	Consolidated Statement of Cash Flow Six -Month Comparison
		June-30
		2005	2004	Δ$	Δ%
	Net income	458	(230)	688
	Depreciation and Amortization	749	851	(102)	-12%
	Increase in provisions	16	53	(37)	-70%
	(Increase)/decrease in assets	(44)	(63)	19	30%
	(Decrease)/increase in liabilities	122	(33)	155
	Others, net	(528)	361	(889)

	Total Funds generated by Operating Activities	773	939	(166)	-18%

	Total Funds applied to Investing Activities	365	(61)	426

	Increase in financial debt, net	14	-	14
	Debt payments	(70)	(2)	(68)	3400%
	Interests and financial expenses	(44)	(7)	(37)	-529%

	Total Funds applied to Financing Activities	(100)	(9)	(91)	-1011%

	Increase/(decrease) of Funds	1,038	869	169	19%

	Consolidated Statement of Cash Flow Three -Month Comparison
		June-30
		2005	2004	Δ$	Δ%
	Net income	179	(354)	533
	Depreciation and Amortization	383	422	(39)	-9%
	Increase in provisions	8	52	(44)	-85%
	(Increase)/decrease in assets	(36)	(41)	5	12%
	(Decrease)/increase in liabilities	78	13	65	500%
	Others, net	(260)	466	(726)	-156%

	Total Funds generated by Operating Activities	352	558	(206)	-37%

	Total Funds applied to Investing Activities	(204)	20	(224)	-1120%

	Increase in financial debt, net	16	-	16
	Debt payments	(70)	(2)	(68)	3400%
	Interests and financial expenses	(19)	(2)	(17)	-850%

	Total Funds applied to Financing Activities	(73)	(4)	(69)	-1725%

	Increase/(decrease) of Funds	75	574	(499)	-87%

5-	Consolidated Revenues Breakdown
	Six -Month Comparison
		June -30
		2005	2004	Δ $	Δ %
	Fixed Telephony	1,057	1,008	49	5%

	Measured service
	Local	247	246	1	0%
	DLD	220	212	8	4%
	Monthly charges	331	311	20	6%
	Public telephones	80	84	(4)	-5%
	Interconnection	118	98	20	20%
	Others	61	57	4	7%

	International Telephony	110	105	5	5%

	Data transmission & Internet	224	198	26	13%

	Cellular Telephony	1,187	753	434	58%

	Telecom Personal	1,090	670	420	63%

	Monthly fee and measured service	251	142	109	77%
	Pre-paid card	249	156	93	60%
	Calling Party Pays	187	174	13	7%
	TLRD *	109	58	51	88%
	Handset sales and accesories	127	51	76	149%
	Others	167	89	78	88%

	Núcleo	97	83	14	17%

	Monthly fee and measured service	21	17	4	24%
	Pre-paid card	37	28	9	32%
	Calling Party Pays	16	23	(7)	-30%
	TLRD *	11	8	3	38%
	Handset sales and accesories	5	-	5	-
	Others	7	7	-	0%

	Telephone Directories (Publicom)	7	6	1	17%

	TOTAL NET REVENUES	2,585	2,070	515	25%

	* Charges for the temination of calls of the cellular operators.

	Consolidated Revenues Breakdown
	Three -Month Comparison
		June -30
		2005	2004	Δ $	Δ %
	Fixed Telephony	534	504	30	6%

	Measured service
	Local	124	128	(4)	-3%
	DLD	111	105	6	6%
	Monthly charges	166	157	9	6%
	Public telephones	38	40	(2)	-5%
	Interconnection	62	48	14	29%
	Others	33	26	7	27%

	International Telephony	55	51	4	8%

	Data transmission & Internet	115	101	14	14%

	Cellular Telephony	637	393	244	62%

	Telecom Personal	584	352	232	66%

	Monthly fee and measured service	132	76	56	74%
	Pre-paid card	137	70	67	96%
	Calling Party Pays	99	114	(15)	-13%
	TLRD *	59	32	27	84%
	Handset sales and accesories	80	29	51	176%
	Others	77	31	46	148%

	Núcleo	53	41	12	29%

	Monthly fee and measured service	11	8	3	38%
	Pre-paid card	21	14	7	50%
	Calling Party Pays	9	12	(3)	-25%
	TLRD *	6	3	3	100%
	Handset sales and accesories	2	(1)	3	-300%
	Others	4	5	(1)	-20%

	Telephone Directories (Publicom)	7	4	3	75%

	TOTAL NET REVENUES	1,348	1,053	295	28%

	* Charges for the temination of calls of the cellular operators.

6-	Consolidated Income Statement by Activities
	Six-month period - FY 2005 (01/01/05 - 06/30/05)
	(In million of Argentine pesos )

		Activities				Variation vs 1H04
		Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
	NET REVENUES	1,391	1,187	7	2,585	515	25%

	Salaries and social security contributions	(272)	(51)	(6)	(329)	(43)	15%
	Taxes	(81)	(98)	-	(179)	(38)	27%
	Materials and supplies	(96)	(38)	(2)	(136)	(39)	40%
	Allowance for doubtful accounts	(5)	(11)	1	(15)	(13)	650%
	Settlement charges	(48)	-	-	(48)	(9)	23%
	Interconnection cost	(70)	-	-	(70)	(4)	6%
	Lease of lines and circuits	(14)	(2)	-	(16)	1	-6%
	Service fees	(38)	(28)	-	(66)	(36)	120%
	Advertising	(17)	(40)	(1)	(58)	(18)	45%
	Sales commissions	(8)	(134)	-	(142)	(66)	87%
	Cost of cellular handsets	-	(234)	-	(234)	(159)	212%
	Roaming and TLRD	-	(171)	-	(171)	(90)	111%
	Others	(79)	(68)	(2)	(149)	(12)	9%

	Operating (Loss)/Profit before D&A	663	312	(3)	972	(11)	-1%
	Operating (Loss)/Profit before D&A Margin	48%	26%	-43%	38%	(0)	-21%
	Depreciation of fixed assets	(544)	(181)	(1)	(726)	72	-9%
	Amortization of intangible assets	(4)	(19)	-	(23)	30	-57%

	OPERATING RESULTS	115	112	(4)	223	91	69%

	EQUITY INCOME FROM RELATED COMPANIES	7	-	-	7	7	-

	AMORTIZATION OF GOODWILL	-	-	-	-	-	0%

	Interest on assets	(312)	(13)	1	(324)	(302)	1373%

	Interest on liabilities	644	(21)	-	623	899	-326%

	FINANCIAL AND HOLDING INCOME	332	(34)	1	299	597	-200%
	DEBT RESTRUCTURING INCOME	(15)	-	-	(15)	(15)	-

	OTHER INCOMES AND EXPENSES	(36)	(13)	(1)	(50)	5	-9%

	INCOME FROM ORDINARY OPERATIONS	403	65	(4)	464	685	-310%

	Taxes on income	(10)	6	1	(3)	5	-63%
	Minority interest	-	(3)	-	(3)	(2)	200%

	NET (LOSS)/INCOME	393	68	(3)	458	688	-299%

	Consolidated Income Statement by Activities
	Six-month period - FY 2004 (01/01/04 - 06/30/04)
	(In million of Argentine pesos )

		Activities
		Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
	NET REVENUES	1,311	753	6	2,070

	Salaries and social security contributions	(240)	(41)	(5)	(286)
	Taxes	(70)	(70)	(1)	(141)
	Materials and supplies	(78)	(17)	(2)	(97)
	Allowance for doubtful accounts	6	(7)	(1)	(2)
	Settlement charges	(39)	-	-	(39)
	Interconnection cost	(66)	-	-	(66)
	Lease of lines and circuits	(16)	(1)	-	(17)
	Service fees	(24)	(5)	(1)	(30)
	Advertising	(11)	(29)	-	(40)
	Sales commissions	(9)	(67)	-	(76)
	Cost of cellular handsets	-	(75)	-	(75)
	Roaming and TLRD	-	(81)	-	(81)
	Others	(84)	(53)	-	(137)

	Operating (Loss)/Profit before D&A	680	307	(4)	983
	Operating (Loss)/Profit before D&A Margin	52%	41%	-67%	47%
	Depreciation of fixed assets	(643)	(154)	(1)	(798)
	Amortization of intangible assets	(31)	(22)	-	(53)

	OPERATING RESULTS	6	131	(5)	132

	EQUITY INCOME FROM RELATED COMPANIES	-	-	-	-

	AMORTIZATION OF GOODWILL	-	-	-	-

	Interest on assets	(31)	8	1	(22)
	Interest on liabilities	(188)	(88)	-	(276)

	FINANCIAL AND HOLDING INCOME	(219)	(80)	1	(298)

	DEBT RESTRUCTURING INCOME	-	-	-	-

	OTHER INCOMES AND EXPENSES	(38)	(16)	(1)	(55)

	INCOME FROM ORDINARY OPERATIONS	(251)	35	(5)	(221)

	Taxes on income	-	(9)	1	(8)
	Minority interest	-	(1)	-	(1)

	NET (LOSS)/INCOME	(251)	25	(4)	(230)

7-	Consolidated Income Statement by Activities
	Three-month period - FY 2005 (03/31/05 - 06/30/05)
	(In million of Argentine pesos)

		Activities				Variation vs 2Q04
		Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
	NET REVENUES	704	637	7	1,348	295	28%

	Salaries and social security contributions	(142)	(25)	(3)	(170)	(17)	11%
	Taxes	(41)	(53)	-	(94)	(24)	34%
	Materials and supplies	(48)	(24)	(2)	(74)	(25)	51%
	Allowance for doubtful accounts	(1)	(6)	1	(6)	(3)	100%
	Settlement charges	(23)	-	-	(23)	(4)	21%
	Interconnection cost	(36)	-	-	(36)	(4)	13%
	Lease of lines and circuits	(7)	(1)	-	(8)	1	-11%
	Service fees	(23)	(14)	-	(37)	(22)	147%
	Advertising	(10)	(25)	(1)	(36)	(18)	100%
	Sales commissions	(3)	(84)	-	(87)	(49)	129%
	Cost of cellular handsets	-	(153)	-	(153)	(107)	233%
	Roaming and TLRD	-	(85)	-	(85)	(46)	118%
	Others	(40)	(34)	(1)	(75)	(2)	3%

	Operating (Loss)/Profit before D&A	330	133	1	464	(25)	-5%
	Operating (Loss)/Profit before D&A Margin	47%	21%	14%	34%	(0)	-26%
	Depreciation of fixed assets	(272)	(100)	(1)	(373)	22	-6%
	Amortization of intangible assets	(2)	(8)	-	(10)	17	-63%

	OPERATING RESULTS	56	25	-	81	14	21%

	Interest on assets	(164)	(5)	1	(168)	(182)	-1300%
	Interest on liabilities	305	(13)	-	292	699	-172%

	FINANCIAL AND HOLDING INCOME	141	(18)	1	124	517	-132%

	DEBT RESTRUCTURING INCOME	(7)	-	-	(7)	(7)	-

	OTHER INCOMES AND EXPENSES	(13)	1	(1)	(13)	11	-46%

	INCOME FROM ORDINARY OPERATIONS	177	8	-	185	535	-153%

	Taxes on income	(10)	6	-	(4)	-	0%
	Minority interest	-	(2)	-	(2)	(2)	-

	NET (LOSS)/INCOME	167	12	-	179	533	-151%

	Consolidated Income Statement by Activities
	Three-month period - FY 2004 (03/31/04 - 06/30/04)
	(In million of Argentine pesos )

		Activities
		Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
	NET REVENUES	656	393	4	1,053

	Salaries and social security contributions	(127)	(23)	(3)	(153)
	Taxes	(34)	(35)	(1)	(70)
	Materials and supplies	(40)	(8)	(1)	(49)
	Allowance for doubtful accounts	3	(5)	(1)	(3)
	Settlement charges	(19)	-	-	(19)
	Interconnection cost	(32)	-	-	(32)
	Lease of lines and circuits	(8)	(1)	-	(9)
	Service fees	(12)	(2)	(1)	(15)
	Advertising	(5)	(13)	-	(18)
	Sales commissions	(5)	(33)	-	(38)
	Cost of cellular handsets	-	(46)	-	(46)
	TLRD and Roaming	-	(39)	-	(39)
	Others	(43)	(31)	1	(73)

	Operating (Loss)/Profit before D&A	334	157	(2)	489
	Operating (Loss)/Profit before D&A Margin	51%	40%	-50%	46%
	Depreciation of fixed assets	(318)	(77)	-	(395)
	Amortization of intangible assets	(16)	(11)	-	(27)

	OPERATING RESULTS	-	69	(2)	67

	Interest on assets	18	(5)	1	14
	Interest on liabilities	(343)	(64)	-	(407)

	FINANCIAL AND HOLDING INCOME	(325)	(69)	1	(393)

	DEBT RESTRUCTURING INCOME	-	-	-	-

	OTHER INCOMES AND EXPENSES	(18)	(5)	(1)	(24)

	INCOME FROM ORDINARY OPERATIONS	(343)	(5)	(2)	(350)

	Taxes on income	-	(4)	-	(4)
	Minority interest	-	-	-	-

	NET (LOSS)/INCOME	(343)	(9)	(2)	(354)

8-	Ratios
		06/30/2005	12/31/2004
	Liquidity	0.5	0.4
	Consolidated Financial Indebtedness (*)	6.2	13.9
	Total Consolidated Indebtedness	11.3	22.1
	Return on equity (**)	0.9	(0.3)

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

9-	Statistical Data
		FIXED TELEPHONY
		Jun05			Jun04
	TELECOM	Acumul.	3m	6m	Acumul.	3m	6m
		(1)			(1)
	Installed lines	3,821,595	13,936	18,589	3,801,410	591	21,510
	Lines in service (1)	3,853,561	35,082	63,263	3,700,622	27,076	197,702
	Customer lines	3,534,019	27,874	49,625	3,409,261	29,235	172,678
	Public telephony lines	83,762	339	(85)	81,411	737	3,635
	Digitalization (%)	100			100
	Fixed lines in service per 100
	inhabitants (northern region)	20.4	0	0.3	19.7	0.1	0.8

(1) Includes direct inward dialing numbers connected to digital trunk lines

TELECOM ARGENTINA S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

10-	Balance Sheet	June-30 Dic-04
		2005	2004	Δ$	Δ%
	Cash, equivalents and investments	3,949	3,578	371	10%
	Trade receivables	317	327	(10)	-3%
	Other current assets	41	59	(18)	-31%

	TOTAL CURRENT ASSETS	4,307	3,964	343	9%

	Other Trade receivables	155	143	12	8%
	Fixed & Intangible assets	4,996	5,469	(473)	-9%
	Investments	1,016	1,068	(52)	-5%

	TOTAL NON-CURRENT ASSETS	6,167	6,680	(513)	-8%

	TOTAL ASSETS	10,474	10,644	(170)	-2%

	Accounts payable	289	315	(26)	-8%
	Loans	8,764	9,418	(654)	-7%
	Reserves	27	11	16	145%
	Other current liabilities	194	151	43	28%

	TOTAL CURRENT LIABILITIES	9,274	9,895	(621)	-6%

	Accounts payable	4	7	(3)	-43%
	Compensation and social benefits payable	28	33	(5)	-15%
	Others liabilities	58	64	(6)	-9%
	Reserves	150	143	7	5%

	TOTAL NON-CURRENT LIABILITIES	240	247	(7)	-3%

	TOTAL LIABILITIES	9,514	10,142	(628)	-6%

	Shareholders’ equity	960	502	458	91%

	TOTAL LIABILITIES AND EQUITY	10,474	10,644	(170)	-2%

11-	Income Statement Six -Month Comparison
		30-Jun
		2005	2004	Δ$	Δ%
	Net revenues	1,499	1,378	121	9%
	Cost of services provided	(932)	(949)	17	2%

	GROSS PROFIT	567	429	138	32%

	Administrative expenses	(82)	(71)	(11)	-15%
	Selling expenses	(262)	(284)	22	8%

	OPERATING (LOSS)/PROFIT	223	74	149	201%

	Equity income from related companies	(42)	(50)	8	16%
	Net financial & holding results	336	(218)	554
	Debt Restructuring Results	(15)	-	(15)
	Other incomes & expenses	(34)	(36)	2	6%

	RESULTS FROM ORDINARY OPERATIONS	468	(230)	698

	Taxes on income	(10)	-	(10)	-

	NET (LOSS)/INCOME	458	(230)	688

	Operating (Loss)/Profit before D&A	771	749	22	3%

	As a % of Net Revenues	51%	54%

12-	Income Statement
	Three -Month Comparison	30-Jun
		2005	2004	Δ$	Δ%
	Net revenues	757	689	68	10%
	Cost of services provided	(467)	(476)	9	2%

	GROSS PROFIT	290	213	77	36%

	Administrative expenses	(46)	(39)	(7)	-18%
	Selling expenses	(135)	(140)	5	4%

	OPERATING (LOSS)/PROFIT	109	34	75	221%

	Equity income from related companies	(44)	(47)	3	6%
	Net financial & holding results	143	(324)	467
	Debt Restructuring Results	(7)	-	(7)
	Other incomes & expenses	(12)	(17)	5	29%

	RESULTS FROM ORDINARY OPERATIONS	189	(354)	543

	Taxes on income	(10)	-	(10)

	NET (LOSS)/INCOME	179	(354)	533

	Operating (Loss)/Profit before D&A	383	369	14	4%

	As a % of Net Revenues	51%	54%

TELECOM PERSONAL S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

13-	Balance Sheet
		June-30 Dic-04
		2005	2004	Δ$	Δ%
	Cash, equivalents and investments	53	71	(18)	-25%
	Trade receivables	256	227	29	13%
	Other current assets	152	104	48	46%

	TOTAL CURRENT ASSETS	461	402	59	15%

	Fixed & Intangible assets	1,876	1,891	(15)	-1%
	Other non-current assets	194	177	17	10%

	TOTAL NON-CURRENT ASSETS	2,070	2,068	2	0%

	TOTAL ASSETS	2,531	2,470	61	2%

	Accounts payable	295	212	83	39%
	Loans	37	14	23	164%
	Reserves	29	17	12	71%
	Other current liabilities	108	97	11	11%

	TOTAL CURRENT LIABILITIES	469	340	129	38%

	Reserves	77	65	12	18%
	Loans	1,122	1,168	(46)	-4%
	Other non-current liabilities	6	12	(6)	-50%

	TOTAL NON-CURRENT LIABILITIES	1,205	1,245	(40)	-3%

	TOTAL LIABILITIES	1,674	1,585	89	6%

	Temporary differences from transaltion	26	24	2	8%
	Shareholders’ equity	831	861	(30)	-3%

	TOTAL LIABILITIES AND EQUITY	2,531	2,470	61	2%

14-	Income Statement Six - Month Comparison
		30-Jun
		2005	2004	Δ$	Δ%
	Net revenues	1,097	675	422	63%
	Cost of services provided	(800)	(438)	(362)	-83%

	GROSS PROFIT	297	237	60	25%

	Administrative expenses	(52)	(39)	(13)	-33%
	Selling expenses	(240)	(134)	(106)	-79%

	OPERATING (LOSS)/PROFIT	5	64	(59)	-92%

	Equity income from related companies	7	1	6	600%
	Financial & holding results	(35)	(80)	45	56%
	Other incomes & expenses	(13)	(16)	3	19%

	RESULTS FROM ORDINARY OPERATIONS	(36)	(31)	(5)	-16%

	Taxes on income	6	-	6	-

	NET (LOSS)/INCOME	(30)	(31)	1	-3%

	Operating (Loss)/Profit before D&A	165	200	(35)	-18%

	As a % of Net Revenues	15%	30%

15-	Income Statement Three - Month Comparison
		June-30
		2005	2004	Δ$	Δ%
	Net revenues	588	354	234	66%
	Cost of services provided	(446)	(227)	(219)	-96%

	GROSS PROFIT	142	127	15	12%

	Administrative expenses	(31)	(24)	(7)	-29%
	Selling expenses	(140)	(68)	(72)	-106%

	OPERATING (LOSS)/PROFIT	(29)	35	(64)	-183%

	Equity income from related companies	5	(1)	6	600%
	Amortization of goodwill	-	-	-	#DIV/0!
	Financial & holding results	(22)	(67)	45	67%
	Other incomes & expenses	2	(5)	7	140%

	RESULTS FROM ORDINARY OPERATIONS	(44)	(38)	(6)	-16%

	Taxes on income	8	-	8	-

	NET (LOSS)/INCOME	(36)	(38)	2	-5%

	Operating (Loss)/Profit before D&A	58	103	(45)	-44%

	As a % of Net Revenues	10%	29%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 15, 2005	By:	/s/ Carlos Alberto Felices
		Name:	Carlos Alberto Felices
		Title:	Chief Executive Officer